Room 4561

November 21, 2007

Mr. Robin Yanhong Li
Chairman and Chief Executive Officer
Biadu.com, Inc.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring,
Beijing, 100080 People's Republic of China

     RE: **Baidu.com, Inc.**
              Form 20-F for the Fiscal Year Ended December 31, 2006
              File No. 0-51469

Dear Mr. Li:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief